August 19, 2005

Room 4561

Mr. Patrick C. Condo
President and CEO
Convera Corporation
1921 Gallows Road, Suite 200
Vienna, VA 22182

	Re:	Convera Corporation
		Registration Statement on Form S-3
		Filed August 5, 2005
		File No. 333-127222

		Form 10-K for the fiscal year ended January 31, 2005 Form 10-Q for the quarter ended April 30, 2005
		File No. 0-31989

Dear Mr. Condo:

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form S-3

Where You Can Find More Information, page 1

1. Please update this section to include your Form 8-K filed March
2,
2005. Additionally, ensure that this section is updated to include any filings that are made prior to effectiveness and are required to be incorporated by reference. See H.69 of the July 1997 CF Manual of
Publicly Available Telephone Interpretations.

Selling Stockholder, page 10

2. All material transactions between the company and the selling stockholder should be disclosed in this section, including the material terms of the transaction by which the selling stockholder received the shares being offered for resale. See Item 507 of Regulation S-K. Please revise this section accordingly to provide information similar to that provided in your plan of distribution regarding the transaction by which the selling stockholder received its shares.

3. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by the selling stockholder. If the selling stockholder is controlled by a widely-held public company, you may revise to identify the public company as the entity that exercises such voting and dispositive powers. See Interpretation I.60 of the
July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

4. It does not appear that the selling stockholder is a registered broker-dealer. Please confirm. Additionally, if the selling stockholder is an affiliate of a broker-dealer, please disclose, and tell us whether the selling stockholder received its shares in the ordinary course of business and whether, at the time of acquisition, it had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

Legal Opinion

5. Please confirm that the reference and limitation to the "General
Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
See Section VIII A.14 of the CF Current Issues Outline.

6. We note that in rendering the legal opinion, your counsel has assumed that "appropriate stock certificates evidencing the Shares [will be] executed and delivered." As the shares being registered appear to be issued and outstanding, this assumption seems unnecessary, as counsel should be able to determine whether the share certificates were executed and delivered. Additionally, it is unclear why your counsel`s assumption that all applicable securities laws will be complied with, is necessary in rendering the legal opinion required by Item 601(b)(5) of Regulation S-K. In this regard, we note that securities law issues should not affect a determination of whether, under Delaware law, the company`s shares are legally issued, fully paid and non-assessable. Please ensure that your next amendment includes a legal opinion revised in accordance with the issues noted above or advise.

Form 10-K for the fiscal year ended January 31, 2005

Controls and Procedures, page 32

7. We note that as of the end of the period covered by your Form
10-
K, the company`s management, including your Chief Executive Officer, evaluated the effectiveness of the company`s disclosure controls and procedures, and your Chief Executive Officer concluded that the company`s disclosure controls and procedures were effective. However, Item 307 of Regulation S-K requires the company to disclose the conclusions of the company`s principal executive and principal financial officers, or persons performing similar functions. Please tell us whether your chief financial officer, or the person performing the functions of the chief financial officer, was involved in the evaluation of the company`s controls and procedures as of the end of the period covered by your Form 10-K and tell us what his or her conclusions were regarding the effectiveness of the company`s disclosure controls and procedures. This comment also applies to your first quarter 10-Q, which indicates that your CFO was involved in the evaluation of disclosure controls and procedures, but did not provide a conclusion regarding disclosure controls and procedures.

8. We note that your determination regarding the effectiveness of the company`s disclosure controls and procedures appears to be narrower than that required by Rule 13a-15. In this regard, we note that your
CEO concluded that your disclosure controls and procedures were effective in "making known to [the company] on a timely basis, material information required to be disclosed in the company`s reports filed or submitted under the Exchange Act," while Rule 13a-
15(e) defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer is "recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms," and that they include controls and procedures designed to ensure that information required to be disclosed by an issuer is "accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding the required disclosure." Please confirm that the evaluation of your disclosure controls and procedures was made in accordance with the terms of Rule
13a-15(e) and ensure that your future filings include language that more closely conforms with the language of Rule 13a-15(e). This comment also applies to your Form 10-Q for the quarter ended April 30, 2005.

9. As a follow-up to the comment above, we note that the language regarding changes in internal controls in both your Form 10-K and first quarter Form 10-Q, indicates that there were no "significant" changes in the company`s internal controls that could "significantly" affect the internal controls subsequent to the date the company completed its evaluation. However, the standard set forth in Item 308(c) of Regulation S-K requires that you disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has "materially" affected, or is reasonably likely to "materially" affect, your internal control over financial reporting. Please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the fourth quarter of your last fiscal year or during the first quarter of the current fiscal year. Additionally, ensure that your future filings include language consistent with Item 308(c) of Regulation S-K.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal

cc:	Via Facsimile (212) 763-7600
	Mr. Stephen M. Davis, Esq.
	Heller Ehrman LLP
	Telephone: (212) 847-8798


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Mr. Patrick Condo
Convera Corporation
August 19, 2005
Page 1